Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2017
Earnings available for fixed charges, as defined:
Net income	$79,938
Tax expense based on income	51,930
Fixed charges	38,296
Earnings available for fixed charges, as defined	$170,164
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$33,885
Estimated interest cost within rental expense	1,067
Amortization of net debt premium, discount, and expenses	3,344
Total fixed charges, as defined	$38,296
Ratio of earnings to fixed charges	4.44
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$756
Adjustment to pretax basis	491
$1,247

Combined fixed charges and preferred stock dividend requirements	$39,543
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.30